Exhibit 4
                                                                       ---------


                              WPP GROUP plc ("WPP")


WPP announces that on 2 January 2008 it acquired 300,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 644.904068p per share.